

SEC
Mail Processing
Section

MAR 03 2009

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributor's Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Connecticut Avenue
                    (No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald S. Rumery   203-299-3500
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
                    (Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 1700

2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Donald S. Rumery _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc. _____ , as of December 31 _____ , 20 08 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Treasurer
_____
Title

_____
Notary Public

Subscribed and sworn to before me this 26th day of February, 20 09

Kevin Costanzo
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2012

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- X (o) Auditor's Report on the Study and Evaluation of Internal Control.

- X (p) Exemptive Provision under rule 15c3-3.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Index
December 31, 2008 and 2007



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors of
Managers Distributors, Inc.

In our opinion, the accompanying Balance Sheets and the related Statements of Operations, Changes in Shareholder's Equity and Cash Flows present fairly, in all material respects, the financial position of Managers Distributors, Inc. (the "Company") at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchanged Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
February 23, 2009

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Balance Sheets
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 1,382,108	$ 1,406,122
Due from related parties (Note 5)	241,122	296,592
Prepaid income taxes	9,926	-
Prepaid expenses and other current assets	338,966	301,926
Total assets	$ 1,972,122	$ 2,004,640
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable	$ 189,153	$ 180,395
Broker-dealer fee payable	13,870	63,259
Due to related parties (Note 5)	50,000	50,000
Accrued income taxes	-	201,666
Other	242,603	1,282
Total liabilities	495,626	496,602
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2008 and 2007)	10	10
Paid-in capital	129,990	129,990
Retained earnings	1,346,496	1,378,038
Total shareholder's equity	1,476,496	1,508,038
Total liabilities and shareholder's equity	$ 1,972,122	$ 2,004,640

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Operations
Years Ended December 31, 2008 and 2007

	2008	2007
Revenue (Note 5)	$ 2,489,343	$ 2,107,740
Cost of revenue	(1,582,072)	(1,108,300)
Total net revenue	907,271	999,440
Expenses		
Allocable cost from Parent (Note 5)	115,000	108,000
Office general and administrative	71,058	34,975
NASD fees	147,210	115,757
Professional fees	129,110	89,205
Contributions (Note 2)	300,000	-
Total expenses	762,378	347,937
Income from operations	144,893	651,503
Investment income	34,401	56,938
Income before income taxes	179,294	708,441
Provision for income taxes	(210,836)	(280,137)
Net (loss) income	$ (31,542)	$ 428,304

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Changes in Shareholder's Equity
Years Ended December 31, 2008 and 2007

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 10	$ 129,990	$ 949,734	$ 1,079,734
Net income	-	-	428,304	428,304
Balance, December 31, 2007	10	129,990	1,378,038	1,508,038
Net loss	-	-	(31,542)	(31,542)
Balance, December 31, 2008	$ 10	$ 129,990	$ 1,346,496	$ 1,476,496

The accompanying notes are an integral part of these financial statements.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows provided by operating activities		
Net (loss) income	$ (31,542)	$ 428,304
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Increase (decrease) in accounts payable and other liabilities	200,690	(124,516)
Increase (decrease) in accrued income taxes	(201,666)	201,666
Increase in prepaid income taxes	(9,926)	-
Decrease in due from related parties	55,470	62,049
Increase in prepaid expenses and other current assets	(37,040)	(234,946)
Net cash (used in) provided by operating activities	(24,014)	332,557
Cash flows used in investing activities	-	-
Cash flows used in financing activities	-	-
Net (decrease) increase in cash and cash equivalents	(24,014)	332,557
Cash and cash equivalents		
Beginning of year	1,406,122	1,073,565
End of year	$ 1,382,108	$ 1,406,122

The accompanying notes are an integral part of these financial statements.

1.   Organization and Nature of Business

Managers Distributors, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is incorporated under the Laws of Delaware. The Company's principal business activity is to act as a distributor of Managers Investment Group LLC's (the "LLC") family of funds (the "Funds") known as Managers.

The Company is a wholly-owned subsidiary of the LLC, an independently managed subsidiary of Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2.   Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue
The Company earns its revenue from the distribution of mutual funds. The Company earns 12b-1 fees, underwriter's commissions and contingent deferred sales charges. The 12b-1 fees are calculated based on various rates depending on the assets of a particular class of mutual fund shares. Contingent deferred sales charges are earned from mutual fund shareholders at varying rates ranging from 1% to 5%, depending on the class of mutual fund shares, determined at the shareholder's redemption date. The Company also earns distribution revenue from the LLC, as further described in Note 5.

Cost of Revenue
The Company pays distribution fees for marketing and selling fund shares, such as compensating brokers and others who sell fund shares and pay for advertising, the printing and mailing of prospectuses to new investors, and the printing and mailing of sales literature. The Company capitalizes commissions paid on B and C shares and recovers them by straight-line amortization over the period a CDSC may be payable by the shareholders, subject to certain adjustments related to actual experience of share redemptions and the imposition of the CDSC.

Expenses
Expenses include charitable contributions paid and accrued by the company in the total amount of $300,000 pursuant to the settlement of a regulatory inquiry by the State of Connecticut, Department of Banking, Division of Securities and Business Investments.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market funds, to be cash equivalents.

Concentrations
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash

balances with financial institutions, which exceed the federally insured limit of $250,000 for December 31, 2008 and $100,000 for December 31, 2007 per institution. The Company also maintains investments in money market funds, which are not federally insured.

Fair Value Measurements
Effective January 1, 2008, the Company adopted Statements of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"), for all financial instruments and nonfinancial instruments that are measured at fair value on a quarterly basis. For all other nonfinancial assets and liabilities, FAS 157 is effective on January 1, 2009. FAS 157 defined fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and requires expanded disclosure about fair value measurements. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques:

> *Level 1* – Quoted market prices for identical instruments in active markets;

> *Level 2* – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs, or significant value drivers, are observable; and

> *Level 3* – Prices reflecting the Company's own assumptions concerning unobservable inputs to the valuation model.

All of the Company's financial instruments at December 31, 2008 are Level 1 instruments.

New Accounting Standards
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for liabilities related to tax return positions that may be deemed to be uncertain. The Company does not have any material uncertain tax positions as defined by FIN 48, accordingly, there was no impact on the Company's financial statements in adopting FIN 48.

3. **Income Taxes**

A summary of the provision for income taxes is as follows:

	2008	2007
Current		
Federal	$ 185,155	$ 247,954
State	25,681	32,183
	$ 210,836	$ 280,137

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	2008	2007
Tax at U.S. federal income tax rate	35.0%	35.0%
State income taxes, net of federal benefit	5.2%	4.5%
Non-deductible expenses	77.4%	0.0%
	117.6%	39.5%

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $860,052 of which $827,011 was in excess of the minimum net capital required of $33,041. As of December 31, 2007, the Company had net capital of $881,786 of which $848,680 was in excess of the minimum net capital required of $33,106. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 as of December 31, 2008, and was 0.56 to 1 as of December 31, 2007.

The operations of the Corporation are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.

5. Related Party Transactions

The Company provides distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust II. Revenues from these services totaled approximately $2.2 million and $1.8 million in 2008 and 2007, respectively. Approximately $218,000 and $243,000 was included in due from related parties at December 31, 2008 and 2007, respectively. The Company pays distribution platform fees on behalf of the Funds, which are reimbursed by the LLC. Pursuant to a services agreement between the Company and the LLC, the LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The fee revenue from the LLC totaled approximately $323,000 and $252,000 in 2008 and 2007, respectively. Approximately $23,000 and $54,000 was included in due from related parties at December 31, 2008 and 2007, respectively.

The LLC assumes certain of the Company's direct and indirect overhead expenses such as occupancy, telephone, administrative and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC. The LLC pays these costs and allocates a representative portion of those costs to the Company. The allocated costs totaled approximately $115,000 and $108,000 in 2008 and 2007, respectively, and are included in the statements of operations as allocable cost from parent.

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Notes to Financial Statements
December 31, 2008 and 2007

The Company invests cash in the Managers Money Market Fund, to which the LLC provides administrative and shareholder services. As of December 31, 2008 and 2007, the Company had approximately $1,322,000 and $1,289,000, respectively, in the Managers Money Market Fund, which is included in cash and cash equivalents on the balance sheets. Investment income earned on those investments totaled approximately $33,000 and $57,000 in 2008 and 2007, respectively.

Supplemental Information

(a wholly-owned subsidiary of Managers Investment Group LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2008

Computation of Net Capital

Total shareholder's equity	$ 1,476,496
Deduct non-allowable assets for net capital	(590,014)
Other deductions and/or charges	-
Net capital before haircuts on securities positions	886,482
Haircuts on securities positions	(26,430)
Net capital	$ 860,052

Computation of Aggregate Indebtedness

Total liabilities from Statement of Financial Condition	$ 495,626
Total aggregate indebtedness	$ 495,626

Computation of Basic Net Capital Requirement

Net capital requirement	$ 33,041
Net capital in excess of requirement	827,011
Net capital	$ 860,052
Excess net capital at 1000%	$ 810,489
Ratio of aggregate indebtedness to net capital	0.58 to 1

There are no differences between the computation of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated January 26, 2009.

Managers Distributors, Inc.   **Schedule II**
(a wholly-owned subsidiary of Managers Investment Group LLC)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The operations of the Corporation are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. Accordingly, the reserve and possession or control provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 do not apply under the exception followed by Paragraph (k)(1)(3) of that Rule.



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To Board of Directors of
Managers Distributors, Inc.

In planning and performing our audit of the financial statements of Managers Distributors, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to

PRICEWATERHOUSECOOPERS 🅿

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Philadelphia, PA
February 23, 2009

Managers Distributors, Inc.
(a wholly-owned subsidiary of Managers Investment Group LLC)
Financial Statements and
Supplemental Information
December 31, 2008 and 2007